UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 19, 2023

Home Plate Acquisition Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-40844 (Commission File Number)	86-2858172 (I.R.S. Employer Identification Number)

P.O. Box 1314
New York, NY 10028
(917) 703-2312
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:
☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A Common Stock and one-half of one Redeemable Warrant	HPLTU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	HPLT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	HPLTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company          ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.           ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On March 19, 2023, Home Plate Acquisition Corporation, a Delaware corporation (“Home Plate”), Home Plate Sponsor LLC, a Delaware limited liability company (“Sponsor”), Heidmar Marine Inc., a company organized and existing under the laws of Marshall Islands (“Holdings”), HP Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), Heidmar Inc., a company organized and existing under the laws of Marshall Islands (the “Company”), and those shareholders of the Company party thereto (collectively, the “Company Shareholders”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions precedent in the Business Combination Agreement, the following transactions will occur: (a) the merger of Merger Sub with and into Home Plate (the “Merger”), with Home Plate surviving the Merger and the security holders of Home Plate (other than the security holders of Home Plate electing to redeem their shares of Home Plate common stock or shares of Home Plate common stock held in treasury) becoming security holders of Holdings, (b)  the automatic modification of each Home Plate warrant to no longer entitle the holder to purchase Home Plate shares of common stock and instead acquire an equal number of Holdings common shares per Home Plate warrant, (c) the acquisition by Holdings of all of the issued and outstanding share capital of the Company from the Company Shareholders in exchange for the issuance of Holdings common shares and, if applicable, the issuance of Earnout Shares (as defined in the Business Combination Agreement), pursuant to which the Company will become a direct wholly owned subsidiary of Holdings (the “Share Acquisition”), and (d) the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents referred to therein (together with the Merger and Share Acquisition, the “Transactions”).

Unless otherwise indicated, capitalized terms used but not defined in this Current Report on Form 8-K (this “Report”) have the respective meanings given to them in the Business Combination Agreement. References herein to “Home Plate” shall refer to Home Plate Acquisition Corporation for all periods prior to completion of the Merger and to Home Plate, as the surviving company, for all periods after completion of the Merger.

In consideration for the Merger, each Home Plate shareholder will receive one Holdings common share for each share of common stock they hold in Home Plate immediately prior to the Merger. In accordance with the terms and subject to the conditions of the Business Combination Agreement, the consideration to be received by the Company Shareholders in connection with the Share Acquisition shall be the issuance of an aggregate number of Holdings common shares equal to (a) $160,000,000 divided by (b) $10.00. As additional consideration for the Company shares acquired by Holdings in connection with the Share Acquisition, (i) Holdings will issue to eligible Company Shareholders up to an aggregate of 3,900,000 Earnout Shares, subject to certain triggering events, as described further in the Business Combination Agreement, (ii) Sponsor has agreed, pursuant to the terms of the Sponsor Support Agreement (as defined below), to forfeit the right to receive (1) 1,212,500 Holdings common shares and (2) Holdings warrants in an amount equal to $5.00 per Holdings warrant to the extent that the transaction expenses of Home Plate exceed $15,000,000, and in each case, such forfeited Holdings common shares and Holding warrants, if any, will be issued to the Company Shareholders, as described further in the Business Combination Agreement and Sponsor Support Agreement.

Representations and Warranties

Under the Business Combination Agreement, Home Plate has made customary representations and warranties to the Company, Holdings and the Company Shareholders relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non‑contravention, capitalization, Securities and Exchange Commission (“SEC”) filings, financial statements, internal controls, absence of certain changes, compliance with laws, actions, orders and permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with related persons, the U.S. Investment Company Act of 1940, as amended (“Investment Company Act”) and the Jumpstart Our Business Startups Act of 2012, finders’ and brokers’ fees, sanctions and certain business practices, private placements, insurance, no misleading information supplied, the Trust Account and acknowledgement of no further representations and warranties.

Under the Business Combination Agreement, Holdings has made customary representations and warranties to Home Plate, the Company and the Company Shareholders relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non‑contravention, capitalization, limited activities, finders’ and brokers’ fees, Investment Company Act, taxes and no misleading information supplied.

Under the Business Combination Agreement, the Company has made customary representations and warranties (on behalf of itself and its subsidiaries) to Home Plate relating to, among other things, organization and standing, due authorization and binding agreement, capitalization, company subsidiaries, governmental approvals, non‑contravention, financial statements, absence of certain changes, compliance with laws, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, material customers and suppliers, data protection and cybersecurity, sanctions and certain business practices, Investment Company Act, finders’ and brokers’ fees and no misleading information supplied.

Under the Business Combination Agreement, each Company Shareholder has made customary representations and warranties (with respect to itself only) to Home Plate, Holdings and the Company relating to, among other things, organization and standing, due authorization and binding agreement, share ownership, governmental approvals, non‑contravention, litigation, certain investment representations, finders’ and brokers’ fees and no misleading information supplied.

Covenants

The Business Combination Agreement includes customary covenants of the parties including, among other things, (i) the conduct of their respective business operations prior to the consummation of the Transactions, (ii) using commercially reasonable efforts to obtain relevant approvals and comply with all applicable listing requirements of NASDAQ in connection with the Transactions and (iii) using commercially reasonable efforts to consummate the Transactions and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transactions. The Business Combination Agreement also contains additional covenants of the parties, including covenants providing for Home Plate, the Company and Holdings to use commercially reasonable efforts to (i) cooperate with each other to arrange the PIPE Investment on customary and mutually agreeable terms and (ii) file, and to cooperate with each other to prepare the registration statement of Holdings required to be filed in connection with the Transactions (the “Registration Statement”), which will contain a proxy statement of Home Plate.

Conditions to Closing

The respective obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction, or written waiver (where permissible), by the Company and Home Plate of the following conditions:

•	all applicable waiting periods under the Antitrust Laws relating to the Transactions having expired or terminated with all required Consents obtained;

•	Home Plate’s shareholders having approved and adopted the Shareholder Approval Matters;

•	the absence of any law or governmental order, inquiry, proceeding or other action that would prohibit the Transactions;

•
Home Plate having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51‑1(g) of the Exchange Act) remaining at the Closing after giving effect to any redemptions by Home Plate shareholders;

•
the Holdings common shares (including those to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the Subscription Agreements) and Holdings warrants (including the common shares underlying such warrants) having been approved for listing on NASDAQ, subject only to official notice thereof;

•
the Registration Statement (and any amendments and supplements) shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order shall have been issued by the U.S. Securities and Exchange Commission (the “SEC”) that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn;

•	the bylaws and articles of incorporation Holdings shall have been amended and restated according to the Business Combination Agreement; and

•
the Available Closing Cash Amount shall be no less than $40,000,000 with Home Plate having made all necessary and appropriate arrangements prior to the Closing Date for any portion held in the Trust Account to be released.

Conditions to the Obligations of the Company and the Company Shareholders

The obligations of the Company and the Company Shareholders to consummate the Transactions are subject to the satisfaction, or written waiver (by the Company, where permissible) of the following conditions:

•	the representations and warranties of Home Plate being true and correct as determined in accordance with the Business Combination Agreement;

•
Home Plate having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

•
Home Plate having delivered to the Company and the Company Shareholders Representative a certificate dated as of the Closing Date, signed by an officer of Home Plate, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•	No Material Adverse Effect shall have occurred with respect to Home Plate that is continuing and uncured;

•
Home Plate having made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to Home Plate at the Closing Date, and all such funds released from the Trust Account be available to the surviving company;

•
Home Plate having provided the holders of Home Plate shares of common stock with the opportunity to make redemption elections with respect to their Home Plate shares of common stock pursuant to their Redemption Rights; and

•	the Ancillary Documents required to be executed by Home Plate according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to the Company.

Conditions to the Obligations of the Home Plate and Holdings

The obligations of Home Plate to consummate the Transactions are subject to the satisfaction, or written waiver (by Home Plate where permissible, including under the terms of the Business Combination Agreement) of the following conditions:

•	the representations and warranties of the Company and the Company Shareholders being true and correct as determined in accordance with the Business Combination Agreement;

•
the Company and the Company Shareholders having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

•
the Company and the Company Shareholders Representative (on behalf of the Company Shareholders) having delivered to Home Plate a certificate dated as of the Closing Date, signed by each of the Company and the Company Shareholders, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement but in each case, solely with respect to themselves;

•	no Material Adverse Effect shall have occurred with respect to the Company that is continuing and uncured; and

•
the Ancillary Documents required to be executed by the Company and the Company Shareholders according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to the Home Plate.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of Home Plate or any party, as follows:

•	by mutual written consent of Home Plate and the Company;

•
by either Home Plate or the Company if any of the closing conditions set forth in the Business Combination Agreement have not been satisfied or waived by April 4, 2023 (provided that such date shall be automatically extended to October 4, 2023 if shareholder approval of the Extension contemplated by the Extension Proxy Statement is obtained) (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated under such provision of the Business Combination Agreement by or on behalf of any party that either directly or indirectly through its affiliates (or with respect to the Company, the Company Shareholders or Holdings) is in breach or violation of any representation, warranty, covenant or obligation contained therein, with such breach or violation being the principal cause of the failure of a condition set forth in the Business Combination Agreement on or prior to the Outside Date;

•
by either Home Plate or the Company if any governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non‑appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to such section will not be available to a party if the failure by such party or its affiliates (or with respect to the Company, the Company Shareholders or Holdings) to comply with any provision of the Business Combination Agreement was the principal cause of such order, action or prohibition;

•
by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Home Plate set forth in the Business Combination Agreement, or if any representation, warranty of Home Plate becomes untrue or inaccurate, in each case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

•
by the Company on (or within three Business days after) May 30, 2023 (the “Company Termination Notice Date”) if prior to such date, the Company and Home Plate have conducted good faith marketing efforts with potential PIPE Investors regarding the PIPE Investment, and following such marketing efforts the Company determines, in its reasonable discretion, that a PIPE Investment reasonably satisfactory to the Company will not be consummated prior to the Outside Date;

•
by Home Plate upon a breach of any warranty, covenant or agreement on the part of the Company or the Company Shareholders set forth in the Business Combination Agreement, or if any warranty of Company or the Company Shareholders becomes untrue or inaccurate, in any case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights; and

•	by either Home Plate or the Company if the special meeting of shareholders is held and has concluded, Home Plate shareholders have duly voted, and the Required Shareholder Approval is not obtained.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the entire text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto, and the Ancillary Documents, the terms of each of which are incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Home Plate, Holdings, Merger Sub, the Company Shareholders or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that Home Plate makes publicly available in reports, statements and other documents filed with the SEC.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Home Plate, Holdings and the Company, pursuant to which the Sponsor has agreed to, among other things, (a) waive its anti-dilution rights in the SPAC Charter with respect to the SPAC Class B common stock (collectively, the “Sponsor Securities”), (b) vote at any meeting of Home Plate shareholders to be called for approval of the Transactions all Sponsor Securities held of record or thereafter acquired in favor of the Shareholder Approval Matters, (c) be bound by certain other covenants and agreements related to the Transactions and (d) be bound by certain transfer restrictions with respect to the Sponsor Securities and warrants exercisable for Sponsor Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that the Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Transactions with respect to any Sponsor Securities they may hold.

Subject to the conditions set forth in the Sponsor Support Agreement, the Sponsor additionally agreed to subject 365,000 Holdings common shares the Sponsor is to receive in connection with the Transactions with respect to its Sponsor Securities (“Sponsor Earnout Shares”) to an earn-out that is subject to vesting and release as follows: (i) if at any time prior to or as of the fifth anniversary of the Closing (the “Share Price Earnout Period”), the VWAP (as adjusted for share splits, share capitalization, reorganizations, recapitalizations and the like) over any 20 trading days within any 30 trading day period, is equal to or greater than (A) $12.50, then 91,250 of the Sponsor Earnout Shares will vest, and (B) $14.00, then 91,250 of the Sponsor Earnout Shares will vest (the Sponsor Earnout Shares referred to in this clause (i) being the “Share Price Sponsor Earnout Shares”), and (ii) if Adjusted EBITDA of Holdings for the twelve months ending (A) December 31, 2023 equals or exceeds $29,000,000, then 91,250 of the Sponsor Earnout Shares will vest, and (B) December 31, 2024 equals or exceeds $35,000,000, then 91,250 of the Sponsor Earnout Shares will vest (the Sponsor Earnout Shares referred to in clause (ii) being the “Performance Sponsor Earnout Shares”). If a Change of Control (as defined in the Sponsor Support Agreement) occurs during calendar year 2023, all 182,500 Performance Sponsor Earnout Shares will vest, and if a Change of Control occurs during calendar year 2024, 91,250 Performance Sponsor Earnout Shares will vest. In addition, if a Change of Control occurs during the Share Price Earnout Period (as defined in the Sponsor Support Agreement), pursuant to which Holdings or its shareholders receive consideration implying a value per Holdings common share (as determined in good faith by the board of directors of Holdings) of (a) less than $12.50, then no Share Price Sponsor Earnout Shares will vest, (b) greater than or equal to $12.50 but less than $14.00, 91,250 Share Price Sponsor Earnout Shares will vest, and (c) greater than or equal to $14.00, then all 182,500 Share Price Sponsor Earnout Shares will vest.

Sponsor has agreed to forfeit for issuance to the Company Shareholders, for no consideration, the right to receive 1,212,500 Holdings common shares that would otherwise be issued to Sponsor in connection with the Closing.  In the event that the SPAC Transaction Expenses are greater than $15 million, Sponsor shall forfeit for issuance to the Company Shareholders, for no consideration, as of the Closing Date, the right to receive Holdings Private Warrants that would otherwise be issued to Sponsor in connection with the Closing equal to (i) the amount SPAC Transaction Expenses are greater than $15 million divided by (ii) $5.00.

The foregoing summary of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, the Company Shareholders will enter into agreements (the “Company Shareholder Lock-Up Agreements”) providing that the Company Shareholders will not, subject to certain exceptions (including the payment of taxes arising from the Transactions), transfer any Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until 150 days after the Closing Date.

In connection with the Closing, the Sponsor will enter into an agreement (the “Sponsor Lock-Up Agreement”) providing that it will not, subject to certain exceptions, transfer any Restricted Securities during the period commencing from the Closing Date until the date that is 150 days after the Closing Date.

The foregoing summary of the Company Shareholder Lock-Up Agreements and Sponsor Lock-Up Agreement are qualified in its entirety by reference to the full text of the form of Sponsor Lock-Up Agreement and form of Company Shareholder Lock-Up Agreement, which are attached as Exhibit 10.2 and 10.3 hereto, respectively, and the terms of which are incorporated herein by reference.

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Holdings, certain Company equityholders, certain Home Plate equityholders, the Sponsor and Home Plate will enter into a Registration Rights Agreement (the “New Registration Rights Agreement”), pursuant to which Holdings will agree to register for resale certain shares of Holdings common shares and other equity securities of Holdings that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, Holdings will agree to file a shelf registration statement registering the resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days after the Closing. Holdings also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that Holdings will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

The foregoing summary of the New Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of New Registration Rights Agreement, which is attached as Exhibit 10.4 hereto and the terms of which are incorporated herein by reference.

Warrant Assumption Agreement

The Business Combination Agreement contemplates that, immediately prior to the Merger Effective Time, Home Plate and Continental Stock Transfer & Trust Company (the “Warrant Agent”) will enter into an Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), which amends that certain Warrant Agreement, dated as of September 29, 2021, by and between Home Plate and the Warrant Agent (the “Existing Warrant Agreement”), pursuant to which (a) Home Plate will assign to Holdings, and Holdings will assume, all of Home Plate’s right, title and interest in and to the Existing Warrant Agreement and (b) each Home Plate warrant shall be modified to no longer entitle the holder to purchase Home Plate shares of common stock and instead acquire an equal number of Holdings common shares per Home Plate warrant.

The foregoing summary of the Warrant Assumption Agreement is qualified in its entirety by reference to the full text of the form of Warrant Assumption Agreement, which is attached as Exhibit 10.5 hereto and the terms of which are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Report is incorporated by reference herein.  The Holdings common shares to be issued to the Company Shareholders in respect of the Company shares in connection with the Share Acquisition will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Transactions and that the parties will record and publish a webcast presentation discussing the Transactions(the “Webcast Presentation”).  A copy of the Webcast Presentation transcript is furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference.

Furnished herewith as Exhibit 99.3 and incorporated into this Item 7.01 by reference is the investor presentation that was presented to certain potential investors in connection with the Transactions.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Home Plate and Company, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Home Plate and/or Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Home Plate and Company. These statements are subject to a number of risks and uncertainties regarding Company’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Home Plate’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Company or Home Plate for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Company and Home Plate; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Company’s business, the efficacy of Company’s proprietary technology, and the timing of expected business milestones; the effects of competition on Company’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Company presently does not know or that Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Company’s expectations, plans or forecasts of future events and views as of the date of this Report. Company anticipates that subsequent events and developments will cause Company’s assessments to change. However, while Company may elect to update these forward-looking statements in the future, Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Company’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the business combination, Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Home Plate will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This Report is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Home Plate will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Home Plate as of a record date to be established for voting on the business combination. Shareholders of Home Plate will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Home Plate Acquisition Corporation, P.O. Box 1314, New York, NY 10028.

Participants in the Solicitation

Holdings, Company, Home Plate and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Home Plate’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Company, Home Plate in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Home Plate for the business combination. Information about Home Plate’s directors and executive officers is also available in Home Plate’s filings with the SEC.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibits are being filed herewith:

Exhibit	Description
2.1†
Business Combination Agreement, dated as of March 19, 2023, by and among Home Plate Acquisition Corporation, Home Plate Sponsor LLC, Heidmar Marine Inc., HP Merger Subsidiary Corp., Heidmar Inc., and the Company Shareholders.

10.1	Sponsor Support Agreement, dated as of March 19, 2023, by and among Home Plate Sponsor LLC, Home Plate Acquisition Corporation, and Heidmar Marine Inc..
10.2	Form of Sponsor Lock-Up Agreement.
10.3	Form of Company Shareholder Lock-Up Agreement.
10.4	Form of New Registration Rights Agreement.
10.5	Form of Warrant Assumption Agreement.
99.1	Press Release, dated March 20, 2023, issued by the parties announcing the Transactions.
99.2	Webcast Presentation Transcript
99.3	Investor Presentation, dated March 20, 2023.

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2023	HOME PLATE ACQUISITION CORPORATION

	By:	/s/ Jonathan Rosenzweig
	Name:	Jonathan Rosenzweig
	Title:	Chief Financial Officer and Secretary